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                                                                                OMB APPROVAL
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION           --------------------------------
                             Washington, D.C. 20549                 OMB Number:           3235-0058
                                                                    Expires:       January 31, 2005
                                   FORM 12b-25                      Estimated average burden
                                                                    hours per response.........2.50
                           NOTIFICATION OF LATE FILING              --------------------------------
                                                                            SEC FILE NUMBER
                                                                               000-24372
                                                                    --------------------------------
                                                                              CUSIP NUMBER
                                                                               041268103
                                                                    --------------------------------
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(Check One):
     [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR

                   For Period Ended:  March 31, 2004
                                      --------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                     ---------------------------


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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
ARKONA, INC.
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Full Name of Registrant

Sundog Technologies, Inc.
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Former Name if Applicable

10542 South Jordan Gateway
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Address of Principal Executive Office (Street and Number)

South Jordan, Utah  84095
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City, State and Zip Code
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PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        :    (a)    The reasons  described in  reasonable  detail in Part III of
        :           this  form  could  not be  eliminated  without  unreasonable
        :           effort or expense;
        :    (b)    The subject annual report,  semi-annual  report,  transition
        :           report  on Form  10-K,  Form  20-F,11-K  or Form  N-SAR,  or
  [X]   :           portion  thereof,  will be filed on or before the  fifteenth
        :           calendar  day  following  the  prescribed  due date;  or the
        :           subject  quarterly report of transition report on Form 10-Q,
        :           or  portion  thereof  will be filed on or  before  the fifth
        :           calendar day following the prescribed due date; and
        :    (c)    The accountant's statement or other exhibit required by Rule
        :           12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The filing deadline for the Annual Report on Form 10-KSB for the year ended March 31, 2004 (the "Annual Report") for Arkona, Inc. (the
         "Company") was June 29, 2004. During the period that our Chief Financial Officer was compiling data for, and overseeing the preparation of, the Annual Report and to prepare the Annual Report itself, he was experiencing health problems As a results of those health problems and an extensive battery of related tests, the Chief Financial Officer was absent during much of the three-week period prior to the due date for the Annual Report. Our Chief Financial Officer has returned to work full time and appears to be in good health; nevertheless, because of his absence during much of the period prior to the due date for the Annual Report and because of the Chief Financial Officer's key role in preparing and reviewing the Annual Report, we could not, without unreasonable effort and expense, complete and file the Annual Report prior to the due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Bryan T. Allen, Esq.             801                       578-6908
     ----------------------     ----------------        ------------------------
           (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                    [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                  Arkona, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          June 30, 2004             By       /s/ Stephen Russo
     -------------------------------           ---------------------------------
                                                     Stephen Russo,
                                                     Chief Financial Officer


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